UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting of Shareholders

On May 20, 2025, MKDWELL Tech Inc. (the “Company”) held its virtual Extraordinary General Meeting of Shareholders (the “Meeting”).

As of the close of business on April 21, 2025, the record date for the determination of shareholders entitled to vote at the Meeting, there were 143,619,342 ordinary shares of the Company, par value $0.0001 per share, issued and outstanding, with each share entitled to one vote on each proposal at the Meeting. At the Meeting, the combined holders of 104,372,758 ordinary shares entitled to notice of and to vote at the Meeting were represented in person or by proxy, representing approximately 72.673% of the outstanding voting shares, and thereby a quorum pursuant to the Company’s articles of association was present for the transaction of business at the Meeting.

The final results for each of the matters considered at the Meeting were as follows:

1.	To approve an amendment to the Memorandum to designate the rights of the Class A Preferred Shares.

Votes For	Votes Against	Abstentions
103,846,576	525,501	681

The affirmative vote of the holders of a majority of the shares represented at the Meeting and entitled to vote was required for approval. The proposal was approved.

2.	To approve certain administrative changes to the Articles to streamline the Company’s notice provision.

Votes For	Votes Against	Abstentions
103,847,000	525,707	51

The affirmative vote of the holders of a majority of the shares represented at the Meeting and entitled to vote was required for approval. The proposal was approved.

3.	To approve adjourning the Meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes in favor of the any of Proposals 1 and 2 at the time of the Meeting.

Votes For	Votes Against	Abstentions
103,846,370	525,707	681

The affirmative vote of the holders of a majority of the shares represented at the Meeting and entitled to vote was required for approval. The proposal was approved.

Filing of the Amended and Restated Memorandum and Articles of Association

On May 20, 2024, the amendment and restatement of the Memorandum and Articles (the “Amended and Restated Memorandum and Articles of Association”) to (1) designate the rights of the Class A Preferred Shares and (2) implement certain administrative changes to streamline the Company’s notice provision was approved by the Company’s shareholders at the Meeting.

A new clause 6.1A was added to the Memorandum to designate the rights of Class A Preferred Shares as follows:

“6.1A Each Class A Preferred Share confers upon the Member:

(1)	The right of 100 votes at a meeting of the Members of the Company or on any Resolution of Members;
(2)	The right to an equal share in any dividend paid by the Company in accordance with the Act; and
(3)	The right to an equal share in the distribution of surplus assets of the Company on its liquidation.”

Sub-regulation 21.1 of the Articles was deleted and replaced with the following:

“21.1 Any notice, information or written statement to be given by the Company to a Member must be in writing and may be given by personal service, registered mail, courier, email or fax to the address of the shareholder recorded in the register of shareholders or any other address or email address as notified by the Member to the Company for this purpose, or if the Company has a class of shares listed on a designated stock exchange, notice may be given as permitted by and in accordance with the applicable listing rules.”

The Amended and Restated Memorandum and Articles of Association became effective upon its filing with the BVI Registrar of Corporate Affairs on May 21, 2025.

In accordance with the debt conversion agreement dated March 19, 2025 with Ming-Chia Huang, the director and chief executive officer of the company, 8,231,000 ordinary shares issued to Ming-Chia Huang will be redesignated to 8,231,000 Class A preferred shares as soon as practicable following the date hereof.

The foregoing description of the Amended and Restated Memorandum and Articles of Association is not intended to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Memorandum and Articles, a copy of which is appended as Exhibit 3.1 hereto. Capitalized terms not otherwise defined in this Form 6-K have the meaning given to them in the Amended and Restated Memorandum and Articles of Association.

EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	May 23, 2025